Exhibit (a)(1)(G)
FORM OF CONFIRMATION LETTER TO ELIGIBLE OPTIONHOLDERS
PARTICIPATING IN THE EXCHANGE OFFER
Date:
To:
From: Aspect Medical Systems
Re: Confirmation of Acceptance of Election Form
Thank you for your submission of the Election Form. We confirm with this letter that we have accepted your Election Form and have cancelled your eligible options that you tendered for exchange. Subject to the other terms and conditions of the exchange offer, you have been granted new options for the purchase of ___ shares of our common stock.
Shortly, we will be sending you stock option agreements for your new options. If you are a U.S. employee, your new options will be delivered electronically and you will be notified via e-mail when they are ready for acceptance. If you are a non-U.S. employee, we will be sending you hard copies of the stock option agreements for your review and execution. If you have any questions, please send an email to Kelley Forrest, Sr. Director, Human Resources, at kforrest@aspectms.com.
Note: Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June 26, 2009, referred to herein as the Offer to Exchange. Please read the Offer to Exchange in its entirety.